Exhibit 99.1

Kenon Holdings Reports Full Year 2022 Results and Additional Updates

Singapore, March 30, 2023. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for 2022 and additional updates.

Q4 and Recent Highlights

Kenon

•	In March 2023, Kenon’s board of directors approved a cash dividend of approximately $150 million ($2.79 per share) payable in April 2023.

•	In March 2023, Kenon’s board of directors also authorized a share repurchase plan of up to $50 million (as further described below).

OPC

•	Financial results:

•
OPC’s net profit in 2022 was $65 million, as compared to a net loss of $94 million in 2021, which included OPC’s proportionate share in profit of CPV of $85 million in 2022 as compared to a proportionate share of loss of $11 million in 2021.

•
OPC’s Adjusted EBITDA[2] in 2022 was $77 million, as compared to $91 million in 2021.In addition, OPC’s proportionate share in EBITDA of CPV associated companies in 2022 was $168 million compared to $106 million in 2021.

ZIM

•
ZIM announced a cash dividend to be paid on April 3, 2023 of $6.40 per share, or approximately $769 million in aggregate, of which approximately $159 million ($151 million net of tax) is payable to Kenon.

•	Financial results[1]:

•	ZIM reported net profit in 2022 of $4.6 billion, which is largely in line with 2021.

•	ZIM reported Adjusted EBITDA[2] in 2022 of $7.5 billion, as compared to $6.6 billion in 2021.

1 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the year ended December 31, 2022 was approximately 21% (26% for year ended December 31, 2021).
2 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated March 30, 2023 for the definition of ZIM’s Adjusted EBITDA and OPC’s and CPV’s Adjusted EBITDA and a reconciliation to their respective net profit for the applicable period.

Discussion of Results for the Year ended December 31, 2022

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies. In addition, Kenon’s results for the year ended December 31, 2022 were impacted by an impairment of the carrying value of ZIM to its market value as at December 31, 2022.

See Exhibit 99.2 of Kenon’s Form 6-K dated March 30, 2023 for summary of Kenon’s consolidated financial information; summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net profit; summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net profit. See note 9 of Kenon’s consolidated financial statements on its annual report on Form 20-F dated March 30, 2023 for further details regarding the impairment of the carrying value of ZIM.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	For the year ended December 31,
	2022	2021
	$ millions
Revenue	574	488
Cost of sales (excluding depreciation and amortization)	417	337
Finance expenses, net	14	141
Share in profit/(losses) of associated companies, net	85	(11)
Profit/(loss) for the period	65	(94)
Attributable to:
Equity holders of OPC	50	(68)
Non-controlling interest	15	(26)

Adjusted EBITDA[3]	77	91
Proportionate share of EBITDA of associated companies[3]	168	106

For details of OPC’s results by segment please refer to Appendix A.

Analysis of Results

Revenue

	For the year ended December 31,
	2022	2021
	$ millions
Israel	517	437
U.S.	57	51
Total	574	488

OPC’s revenue increased by $86 million in 2022, as compared to 2021. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a negative impact of $4 million. Set forth below is a discussion of significant changes in revenue between 2022 and 2021.

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under Power Purchase Agreements by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff effective February 1, 2022, as published by the EA, was NIS 0.2869 per KW hour, which was approximately 13.6% higher than the weighted-average generation component tariff in 2021 of NIS 0.2526 per KW hour.

3 Non-IFRS measure.  See Appendix C for a definition of OPC’s EBITDA and Adjusted EBITDA and a reconciliation of these measures to net profit.

In April 2022, due to a reduction in excise tax on use of coal and to combat the high cost of living, the EA published a new weighted average generation component tariff effective May 1, 2022 of NIS 0.2764 per KW hour, which is approximately 3.7% lower than the rate effected on February 1, 2022. In August 2022, as a result of rising energy cost exacerbated by the conflict in Ukraine, the EA published a new weighted average generation component tariff effective August 1, 2022 of NIS 0.314 per KW hour, which is an increase of approximately 13.6% as compared to the rate effected on May 1, 2022.

•
Revenue from sale of energy to private customers in Israel – Excluding the impact of exchange rate fluctuations, such revenues increased by $73 million primarily as a result of (i) a $49 million increase in the generation component tariff and (ii) a $24 million increase in customer consumption mainly due to virtual supply activities that commenced in September 2021.

•
Other revenue in Israel – Revenue from Gnrgy Ltd (“Gnrgy”) amounted to $12 million in 2022 and reflects the commencement of operations of Gnrgy, which is engaged in the business of charging services for electric vehicles.

Cost of Sales (Excluding Depreciation and Amortization)

	For the year ended December 31,
	2022	2021
	$ millions
Israel	385	312
U.S.	32	25
Total	417	337

OPC’s cost of sales (excluding depreciation and amortization) increased by $80 million in 2022, as compared to 2021. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a positive impact of $4 million. Set forth below is a discussion of significant changes in cost of sales between 2022 and 2021.

•
Natural gas and diesel oil consumption in Israel – Excluding the impact of exchange rate fluctuations, such costs increased by $11 million primarily as a result of (i) an $18 million increase due to the increase in gas prices as a result of an increase in the generation component tariff and movements in the USD/NIS exchange rate and (ii) compensation paid in 2021 (reducing costs in that year) to OPC-Rotem and OPC-Hadera of $5 million due to the delay in the commercial operation of the Karish reservoir. These increases were partially offset by a decrease of $11 million due to lower consumption of natural gas as a result of maintenance at the OPC-Rotem power plant.

•
Expenses for acquisition of energy in Israel – Excluding the impact of exchange rate fluctuations, such costs increased by $57 million primarily as a result of (i) a $37 million increase reflecting the commencement of virtual supply in 2021 and (ii) a $20 million increase due to maintenance at the OPC-Rotem power plant.

•	Other expenses in Israel – Cost from the commencement of operations of Gnrgy amounted to $9 million in 2022.

Finance Expenses, net

Finance expenses, net decreased by $127 million in 2022, as compared to 2021 primarily due to (i) a non-recurring interest expense in 2021 of $75 million as a result of early repayment of OPC-Rotem’s project financing debt in October 2021, (ii) a $16 million decrease in interest expense in respect of OPC-Rotem’s senior debt, (ii) non-recurring interest expense in 2021 of $12 million due to the purchase of the remaining minority stake in a CPV subsidiary and (iv) an increase of about $30 million from financing income from bank deposits.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net increased by $96 million in 2022, as compared to 2021, primarily as a result of higher gas and electricity prices. This, together with improved plant efficiency, contributed to an increase in energy margins which was partially offset by the realization of hedging losses.

As at December 31, 2022, OPC’s proportionate share of net debt (including interest payable) of CPV associated companies was approximately $865 million.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on March 19, 2023 and the convenience English translations furnished by Kenon on Form 6-K on March 19, 2023.

Liquidity and Capital Resources

As of December 31, 2022, OPC had cash and cash equivalents of $241 million, restricted cash (used for debt service reserves) of $14 million, and total outstanding consolidated indebtedness of $1,163 million, consisting of $39 million of short-term indebtedness and $1,124 million of long-term indebtedness. As of December 31, 2022, a substantial portion of OPC’s debt was denominated in NIS.

Tariff Update

On January 1, 2023, the annual update of the electricity tariffs of the EA for 2023 entered into effect, decreasing the generation component by 0.6% to NIS 0.312 per KW hour. On February 1, 2023, due to an extension of Excise Tax on Fuel Order, the EA published an additional update to the generation component for 2023 of NIS 0.3081 per KW hour, which is approximately 1.2% lower than the rate effected on January 1, 2023.

ZIM

Announcement of Q4 2022 Dividend and 2023 Guidance

On March 13, 2023, ZIM announced a dividend for Q4 2022 of approximately $769 million, or $6.40 per ordinary share, to be paid on April 3, 2023. Kenon expects to receive $159 million ($151 million net of tax). ZIM also announced its full-year 2023 guidance.

Discussion of ZIM’s Results for 2022

ZIM carried approximately 3,380 thousand TEUs in 2022 representing a 3% decrease as compared to 2021, in which ZIM carried approximately 3,481 thousand TEUs. The average freight rate in 2022 was $3,240 per TEU, as compared to $2,786 per TEU in 2021.

ZIM’s revenues increased by approximately 18% in 2022 to approximately $12.6 billion, as compared to approximately $10.7 billion in 2021, primarily due to an increase in revenues from containerized cargo, reflecting the increase in freight rates.

For the year ended December 31, 2022, ZIM’s net profit was $4.6 billion which is largely in line with 2021. ZIM’s Adjusted EBITDA2 in 2022 was $7.5 billion, as compared to $6.6 billion in 2021.

Qoros

In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with China International Economic and Trade Arbitration Commission for the sale of remaining 12% interest. The proceedings are ongoing.

For information on our agreement to sell our remaining interest in Qoros, and the ongoing proceedings relating to this agreement, and on Qoros’ loan agreements and our pledges in respect of Qoros debt see Kenon’s most recent quarterly report on Form 6-K and annual report on Form 20-F filed with the SEC.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of December 31, 2022, Kenon’s stand-alone cash position was $638 million. As of March 30, 2023, Kenon’s stand-alone cash position was $642 million. Kenon expects to receive additional cash of $151 million on April 3, 2023 as a result of payment of ZIM’s Q4 2022 dividend. There is no material debt at the Kenon level.

Kenon’s stand-alone cash position includes cash and cash equivalents and other treasury management instruments.

Interim Dividend for the Year Ending December 31, 2023

In March 2023, Kenon’s board of directors approved an interim cash dividend of approximately $150 million ($2.79 per share) (the “Dividend”) relating to the year ending December 31, 2023, payable to Kenon’s shareholders of record as of the close of trading on April 10, 2023 (the “Record Date”), to be paid on or about April 19, 2023 (the “Payment Date”).

The New York Stock Exchange’s (the “NYSE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the NYSE without the entitlement to the Dividend, is April 6, 2023 (the “NYSE Ex-Dividend Date”). The NYSE will adjust the price of Kenon’s shares on the NYSE Ex-Dividend Date to reflect the Dividend.

The TASE ex-dividend date, which is the date on which Kenon’s shares will begin trading on the TASE without the entitlement to the Dividend, is April 10, 2023 (the “TASE Ex-Dividend Date”). The TASE will adjust the price of Kenon’s shares on the TASE Ex-Dividend Date to reflect the Dividend.

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the Dividend attributable to your shares credited to your account.

Singapore tax is not expected to be imposed on Kenon’s shareholders in connection with the Dividend. Nevertheless, the Dividend may constitute a taxable event to Kenon’s shareholders according to their jurisdiction and the relevant tax law applicable (including for the purpose of withholding tax in accordance with applicable law and/or regulation). Kenon’s shareholders should consult their tax advisors with respect to the federal, state, and/or any other applicable tax consequences of the Dividend, and the potential imposition of withholding taxes in connection with the Dividend.

Announcement of Share Repurchase Plan

In March 2023, Kenon’s board of directors authorized a share repurchase plan of up to $50 million. Repurchases may be made from time to time through open market purchases on the TASE or the NYSE or by way of off-market purchases in accordance with an equal access scheme, or by other means that comply with applicable laws.  Repurchases may be made using trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934 and the similar safe harbor under Israeli law and Israel Securities Authority guidelines, in accordance with applicable securities laws and other restrictions.

To implement the share repurchase plan, Kenon has entered into an initial repurchase mandate for repurchases of up to $12 million of shares through open market purchases on the TASE only, to be implemented by a broker who will have discretion as to repurchases pursuant to irrevocable instructions which include parameters as to price and volume set by Kenon, within the safe harbor from insider trading liability pursuant to the “Israel Securities Authority Opinion 199-8”. Such initial mandate will expire on May 25, 2023, shortly before the expected date of Kenon’s forthcoming Annual General Meeting (“AGM”) (“2023 AGM”).  Kenon will seek approval at the 2023 AGM to renew its authority to enter into further mandates and, subject to such shareholder approval, expects to enter into such further mandates to make purchases to implement the share repurchase plan for up to $50 million. Share repurchases under the share repurchase plan will be funded through available cash. The considerations for implementing the share repurchase plan include enhancing shareholder value while taking into account Kenon’s available funds.

Pursuant to the terms of the share purchase authorization which was renewed at the AGM held on May 19, 2022 (“2022 AGM”), the board of directors is authorized to repurchase up to 5% of issued and outstanding shares as at the date of that AGM (excluding any shares which were held as treasury shares, or which were held by a subsidiary of the Company under Sections 21(4B) or 21(6C) of the Companies Act 1967 of Singapore (the “Companies Act”), as at that date). Kenon intends to seek shareholder approval at the 2023 AGM to increase this limit (from the current 5%) to up to 10% of its issued and outstanding shares as of that date (excluding any shares which are held as treasury shares, or which are held by a subsidiary of the Company under Sections 21(4B) or 21(6C) of the Companies Act, as at that date).

The implementation of the share repurchase plan is subject to the authority of the share purchase authorization which was renewed by shareholders at the 2022 AGM (and which will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2023 AGM or the date by which the 2023 AGM is required by law to be held) or, as the case may be, any subsisting share purchase authorization in force at the time of the share repurchases (including the share purchase authorization which will be proposed for shareholder approval at the 2023 AGM).  The share repurchase plan may be suspended for periods, modified or discontinued at any time and may not be completed up to the full amount of the share repurchase plan. Any ordinary shares acquired or purchased will be deemed cancelled immediately upon purchase or acquisition, unless held as treasury shares.

AGM Resolution Regarding Share Dividend

Kenon intends to seek shareholder approval at the 2023 AGM to alter its constitution to facilitate payment of its cash dividends in the form of new shares, or a combination of cash and new shares, at the election of shareholders, in accordance with such scheme as may be adopted by Kenon from time to time.

PFIC Status for Taxable Year Ended December 31, 2022 and Future Taxable Years

We believe that we were likely a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and could continue to be treated as a PFIC for foreseeable future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether we are a PFIC for such year. A PFIC information statement for the year ended December 31, 2022 is available on Kenon's website under financial results.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:

•	OPC (55% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (21% interest) – an international shipping company; and
•	Qoros (12% interest4) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. These statements include (i) statements relating to OPC, including tariff rates, (ii) statements relating to ZIM, including the dividend declared by ZIM and 2023 guidance, (iii) statements relating to Kenon’s agreement to sell its remaining interest in Qoros, and legal disputes in respect of the foregoing, (iv) statements relating to Kenon’s announced dividend and share repurchase plan, (v) statements relating to Kenon’s PFIC status for the year ended 2022 and future taxable years, and (vi) other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to (i) tariff rates applicable to OPC, (ii) payment of the dividend declared by ZIM, and future dividend payments and results, (iii) Kenon’s agreement and exercise of put option to sell its remaining interest in Qoros, including risks relating to the outcome of any related legal disputes and other risks, (iv) payment of Kenon’s announced dividend and the repurchase of Kenon’s ordinary shares, including possibility of suspension, modification or discontinuation of the share repurchase plan, (v) Kenon’s PFIC status for future taxable years and (vi) those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this press release should not be construed as exhaustive. Any forward-looking statements that we make in this press release speak only as of the date of such statements and we caution readers of this press release not to place undue reliance on these forward-looking statements. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628

4 Kenon has agreed to sell its remaining 12% interest to the Majority Shareholder.